Contact

www.linkedin.com/in/marious-sjulsen-ba04a02 (LinkedIn)
www.equitymultiple.com (Company)

Marious Sjulsen

EquityMultiple
Brooklyn, New York, United States

Experience

EQUITYMULTIPLE
Co-Founder & Head of Real Estate
February 2015 - Present (7 years 9 months)

Brickman
Vice President
December 2006 - July 2014 (7 years 8 months)

D.B. Zwirn & Co.
Associate
2005 - 2006 (1 year)

Lehman
Analyst
2004 - 2005 (1 year)

Education

University of Chicago